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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   SCHEDULE TO
                             TENDER OFFER STATEMENT

          Under Section 14(d)(1) of the Securities Exchange Act of 1934


                                (Amendment No. 3)

                                ----------------
                               Ansaldo Signal N.V.
                            (Name of Subject Company)

                            Ansaldo Trasporti S.p.A.
                             (Name of Filing Person)

                                ----------------
                 Common Shares, Nominal Value NLG .01 per share
                         (Title of Class of Securities)

                                ----------------
                                   NO5515 10 6

                      (CUSIP Number of Class of Securities)

                                ----------------
                                 Dr. Luigi Roth
                             Chief Executive Officer
                            Ansaldo Trasporti S.p.A.
                           Via Nuova delle Brecce 260
                               80147 Naples, Italy
                        Telephone: 011 (39) 081-243-2215
                        Facsimile: 011 (39) 081-243-2710

           (Name, Address and Telephone Number of Person authorized to Receive Notices and Communications on Behalf of Filing Person)


                            CALCULATION OF FILING FEE
Transaction Valuation $15,136,875                Amount of Filing Fee $3,027.38
----------


/X/ Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,027.38
Form or Registration No.: Amendment No. 2 to Schedule TO
Filing Party: Ansaldo Trasporti S.p.A.
Date Filed: February 18, 2000

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/ third party tender offer subject to Rule 14d-1.
/ / issuer tender offer subject to Rule 13e-4.
/X/ going private transaction subject to Rule 13e-3.
/ / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

/ /

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                            ANSALDO TRASPORTI S.p.A.

                                                 Contact: Giuseppe Gallini
                                                 Telephone: 39-081-243-2236
                                                 Facsimile: 39-081-243-2699


                                ANSALDO TRASPORTI

                      ANNOUNCES SUBSEQUENT OFFERING PERIOD

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March 10, 2000 (Rome, Italy)

In connection with its tender offer to acquire all of the outstanding common shares of Ansaldo Signal N.V. not currently owned by it, Ansaldo Trasporti S.p.A. announced today that it currently does not intend to extend the initial tender offer period which is scheduled to expire at 5:00 p.m. (New York City time) on March 20, 2000. All common shares tendered as of that time will be accepted and promptly paid for by Ansaldo Trasporti assuming that all conditions to the offer have either been satisfied or waived.

Ansaldo Trasporti intends to provide a subsequent offering period of 20 business days to commence at 9:00 a.m. (New York City time) on March 21, 2000 and expire at 5:00 p.m. (New York City time) on Tuesday, April 18, 2000. During this subsequent offering period common shares will be accepted and promptly paid for by Ansaldo Trasporti as they are tendered. The consideration offered to shareholders of Ansaldo Signal during this subsequent offering period will be US$4.05 per common share, the same amount as was offered during the initial offering period. During the subsequent offering period, shareholders will not be permitted to withdraw any common shares that they have tendered provided that such common shares are promptly accepted and paid for by Ansaldo Trasporti.

Ansaldo Trasporti S.p.A., an Italian corporation and a majority-owned subsidiary of Finmeccanica S.p.A., is a manufacturing company engaged in the design, manufacture and sale of freight and light rail cars and systems.


This press release contains forward-looking statements made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934. These forward-looking statements are subject to uncertainties which could cause actual events to differ from those in the statements, including, without limitation, a change in the business plan of Ansaldo Trasporti S.p.A.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    March 10, 2000

                                     ANSALDO TRASPORTI S.p.A.



                                     By:  /s/Dott. Luigi Roth
                                          --------------------------------------
                                          Name:  Dott. Luigi Roth
                                          Title:  Chief Executive Officer

         After due inquiry and to the best of my knowledge and belief, I certify that the information required by Schedule 13E-3 with respect to the subject company that is set forth in this statement is true, complete and correct.

Date:    March 10, 2000


                                     ANSALDO SIGNAL N.V.


                                     By:   /s/ James N. Sanders
                                           -------------------------------------
                                           Name:  James N. Sanders
                                           Title:  Chief Executive Officer